SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                   SCHEDULE TO
                                (Amendment No. 1)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   Wilder Richman Historic Properties II, L.P.
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                       (Name of Subject Company [Issuer])

                      Everest Properties II, LLC (offeror)
                       Dixon Mill Investor, LLC (offeror)
                       MPF Pacific Gateway, LLC (offeror)
--------------------------------------------------------------------------------
                                (Filing Persons)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                        199 S. Los Robles Ave., Suite 200
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
 Transaction Valuation: $8,170,000(1)             Amount of Filing Fee: $1,634
--------------------------------------------------------------------------------
(1) Calculated as the product of the total Units available for purchase and the gross cash price per Unit.
(2) Already paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable      Filing party:  Not Applicable
     Form or registration no.:  Not Applicable    Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Everest Properties II, LLC, a California limited liability company ("Everest"), Dixon Mill Investor, LLC, a New Jersey limited liability company ("Dixon"), and MPF Pacific Gateway, LLC, a California limited liability company ("MPF") (Everest, Dixon and MPF are referred to herein as the "Purchasers"), to purchase ALL Units of limited partnership interests ("Units") not already held by Purchasers and their affiliates in Wilder Richman Historic Properties II, L.P. (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").


ITEM 11. ADDITIONAL INFORMATION.

     The response to Item 11 is hereby amended and supplemented with the following changes to the Offer to Purchase:

     SUMMARY OF THE OFFER

     The last bullet point of the original section is hereby amended and restated in its entirety as follows:

          o "Unit Holders who sell all of their Units will also eliminate the need to file Form K-1 information for the Partnership with their federal tax returns for years after 2005, if their transfer is recognized by the end of 2005. The General Partner has confirmed to the Purchasers that it will recognize transfers submitted in December 2005, including submissions by facsimile, as year-end transfers, which will enable the Partnership to issue a final K-1 to the transferring Unit Holder for their 2005 tax return. If the Purchasers extend the Expiration Date to a date that would not allow the Purchasers to submit transfers in December 2005, or if the Purchaser becomes aware of any other reason that Unit Holders may not obtain a year-end transfer and a final K-1 for 2005, the Purchasers will disseminate additional tender offer materials to Unit Holders to advise them of such development and the effect thereof."

     The bullet points are supplemented by adding the following bullet point.

          o "The Operating General Partner and Dixon are under common control with each other, but neither are in an affiliate relationship with the Partnership or its General Partner. The Operating General Partner pays bills, collects rents and handles day to day real estate management issues, but does not have any decision-making authority or responsibility with respect to the Partnership. Decisions of the Partnership, including, for example, acquisitions or dispositions by the Partnership or approval of transfers of interests in the Partnership, are made by the General Partner (with a vote of the limited partners, where required). None of the Purchasers or the Operating General Partner has any control over the General Partner of the Partnership, or shares any equity owners, officers, directors or control persons with the General Partner of the Partnership."

     DETAILS OF THE OFFER

     1. Terms of the Offer; Expiration Date; Proration.

     The third paragraph of the Section is hereby amended and restated in its entirety as follows.

               "The Purchasers will accept for payment ALL Properly Tendered Units. References in this Offer to Purchase to proration or the effects of proration may be disregarded."

     2. Acceptance for Payment and Payment of Purchase Price.

               Clause (iii) in the first paragraph of the Section is hereby amended and supplemented by adding to the end of the clause the following: "or the General Partner confirms ownership of and changes the distribution address for the Units".

     6. Extension of Tender Period; Amendment.

     The second bullet point in the Section is hereby deleted in its entirety.

     EFFECTS OF THE OFFER

     Limitations on Resales.

     The subsection is hereby amended and restated in its entirety as follows.

          "The Partnership Agreement prohibits a transfer of Units if the transfer would result in 50% or more of the Units being transferred in a 12 month period (a "Tax Termination"). This provision may limit sales of Units on the secondary market and in private transactions following completion of the Offer. Because 75 Units were transferred to the Purchasers or their affiliates within the last 12 months, there is also a theoretical possibility that enough Units could be tendered pursuant to this Offer to cause a Tax Termination, although the Purchasers believe such possibility is minimal due to the small number of outstanding Units of the Partnership, the absence of any trading activity reported in the Direct Investment Spectrum, and the Purchasers' estimate that approximately 325 Units would have to be tendered pursuant to this Offer to cause a Tax Termination. In such case, the Partnership may delay recognition of transfers of Units that would result in a Tax Termination, or the General Partner may elect to accept such transfers if the General Partner determines that the actual effect of such a Tax Termination is not material to the Partnership or remaining Unit Holders."

     CERTAIN INFORMATION CONCERNING THE PARTNERSHIP

     The introductory first paragraph of the section is hereby amended and restated in its entirety as follows.

          "For information about the Partnership, please refer to the annual report prepared and distributed by the Partnership, particularly Items 1 and 2 of the Partnership's Form 10-K for the fiscal year ended February 29, 2004 (the "Form 10-K"), any subsequent Quarterly Reports on Form 10-Q, and any other materials sent to you by the Partnership. These documents contain and periodically update information concerning the Partnership, including detailed information regarding the properties owned, including mortgages, rental rates, operations, management, and taxes. In addition, the Partnership is subject to the information and reporting requirements of the Exchange Act and information about the Partnership can be obtained on the Commission's EDGAR system, at its internet web site at www.sec.gov, and are available for inspection at the Commission's principal office in Washington, D.C., at Station Place, 100 F Street, N.E., Washington, D.C. 20549."

          General.

          The subsection entitled "General" is hereby deleted in its entirety.

          Selected Financial and Property Related Data.

          The first paragraph of the subsection is hereby deleted in its entirety.

     APPENDIX A

     Appendix A is hereby deleted in its entirety from the Offer to Purchase.


ITEM 12. EXHIBITS.

     12.5 Letter to Unit Holders dated December 6, 2005.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2005


                                 EVEREST PROPERTIES II, LLC


                                 By: /S/ DAVID I. LESSER
                                     ------------------------
                                     David I. Lesser
                                     Executive Vice President



                                 DIXON MILL INVESTOR, LLC


                                 By: /S/ MARK M. BAVA
                                     ---------------------
                                     Mark M. Bava
                                     Authorized Agent



                                 MPF PACIFIC GATEWAY, LLC
                                 By: MacKenzie Patterson Fuller, Inc., Manager


                                 By: /S/ CHIP PATTERSON
                                     ---------------------
                                     Chip Patterson
                                     Senior Vice President